SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

WINMARK CORPORATION

(Name of Subject Company (Issuer))

WINMARK CORPORATION

(Name of Filing Persons (Issuer))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

974250102

(CUSIP Number of Class of Securities)

Anthony D. Ishaug

Chief Financial Officer and Treasurer

Winmark Corporation

605 Highway 169 North, Suite 400

Minneapolis, Minnesota 55441

(763) 520-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and
Communications on Behalf of Filing Person(s))

With a Copy to:

Jonathan B. Levy and April Hamlin

Lindquist & Vennum LLP

4200 IDS Center

80 South 8th Street

Minneapolis, Minnesota 55402

(612) 371-3211

CALCULATION OF FILING FEE:

Transaction Value (1)	Amount of Filing Fee (2)
$49,792,000	$5,770.89

(1)                         Solely for purposes of calculating the Filing Fee pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction value was calculated assuming that 400,000 shares of common stock, no par value are purchased at the tender offer price of $124.48 per share in cash.

(2)                         The filing fee, previously paid, calculated in accordance with Rule 0-11, is $115.90 per million of the aggregate transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,770.89	Filing Party:	Winmark Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	July 19, 2017

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Tender Offer Statement on Schedule TO filed originally with the Securities Exchange Commission on July 19, 2017 (the “Schedule TO”) by Winmark Corporation, a Minnesota corporation (the “Company”).  The Schedule TO relates to an offer to purchase up to 400,000 shares of the Company’s common stock, no par value per share, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share of $124.48, net to the seller in cash without interest thereon.

The Company’s offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are incorporated by reference to this Amendment No. 1 to Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), which together as each may be amended and supplemented from time to time constitute the “Offer.”

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934 as amended (the “Exchange Act”).  All information in the Offer, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.   The information contained in the Offer to Purchase is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph at the end thereof.

“The Offer expired at 12:00 Midnight, Eastern Daylight Time, on August 16, 2017.  On August 17, 2017, Winmark accepted for purchase 400,000 Shares at a purchase price of $124.48 per share for an aggregate cost of $49.8 million excluding fees and expenses related to the Offer.  Based on the final count by Wells Fargo Bank, N.A., the depositary for the Offer, a total of 939,110 shares of the Company’s common stock were properly tendered and not properly withdrawn in the tender offer.  The proration factor for the Offer was approximately 42.6 percent.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information at the end thereof:

“On August 17, 2017, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 Midnight, Eastern Daylight Time, on August 16, 2017.  A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(B) Press Release issued by Winmark Corporation on August 17, 2017.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2017	WINMARK CORPORATION

/s/ Anthony D. Ishaug
Anthony D. Ishaug
CHIEF FINANCIAL OFFICER AND TREASURER

EXHIBIT INDEX

Exhibit No.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 19, 2017.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 19, 2017.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 19, 2017.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(5)(A)	Press Release issued by Winmark Corporation on July 19, 2017. *
(a)(5)(B)	Press Release issued by Winmark Corporation on August 17, 2017.
(b)(1)	Credit Agreement dated July 13, 2010, among Winmark Corporation and its subsidiaries and The PrivateBank and Trust Company.(1)
(b)(2)	Amended and Restated Security Agreements, dated May 14, 2015, among Winmark Corporation, each of its subsidiaries and The PrivateBank and Trust Company (Exhibit 10.4).(2)
(b)(3)	Amended and Restated Pledge Agreement, dated May 14, 2015, among Winmark Corporation and The PrivateBank and Trust Company (Exhibit 10.5).(2)
(b)(4)	Trademark Security Agreement, dated May 14, 2015, among Winmark Corporation and its subsidiaries and The PrivateBank and Trust Company (Exhibit 10.6).(2)
(b)(5)

Intercreditor and Collateral Agency Agreement, dated May 14, 2015, among The PrivateBank and Trust Company, BMO Harris Bank N.A. and Prudential Investment Management, Inc., its affiliates and managed accounts (Exhibit 10.7).(2)

(b)(6)	Note Agreement, dated May 14, 2015, among Winmark Corporation and its subsidiaries and Prudential Investment Management, Inc., its affiliates and managed accounts (Exhibit 10.8).(2)
(b)(7)	Amendment No. 5 to Credit Agreement, among Winmark Corporation and its subsidiaries, the PrivateBank and Trust Company, and BMO Harris Bank N.A., dated July 18, 2017.*
(b)(8)	Amendment No. 1 to Note Agreement dated July 19, 2017, among Winmark Corporation and its subsidiaries and Prudential Investment Management, Inc., its affiliates and managed accounts.*
(b)(9)	Amendment No. 1 to Intercreditor and Collateral Agency Agreement dated July 19, 2017.*
(d)(1)	Amended and Restated Stock Option Plan for Nonemployee Directors.(3)

(1)  Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2010.

(2)  Incorporated by reference to the specified exhibit to the Current Report on Form 8-K filed on May 18, 2015.

(3)  Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the fiscal year ended June 27, 2009.

(d)(2)	2001 Stock Option Plan, including forms of stock option agreements.(4)
(d)(3)	Amendment No. 1 to the 2001 Stock Option Plan.(5)
(d)(4)	2010 Stock Option Plan, including forms of stock option agreements.(6)
(d)(5)	First Amendment to the 2010 Stock Option Plan (Exhibit 10.1).(7)
(d)(6)	First Amendment to the Amended and Restated Stock Option Plan for Nonemployee Directors (Exhibit 10.2).(7)
(d)(7)	Amendment No. 2 to 2010 Stock Option Plan*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed as exhibits to the initial Schedule TO filed on July 19, 2017.

(4)  Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

(5)  Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

(6)  Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the fiscal year ended December 26, 2009.

(7)  Incorporated by reference to the specified exhibit to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2014